

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2013

<u>Via Email</u>
Mr. Dennis F. Riordin
Executive Vice President
TreeHouse Foods, Inc.
2021 Spring Road, Suite 600
Oak Brook, IL 60523

   Re: **TreeHouse Foods, Inc.**
      Form 10-K for the Fiscal Year ended December 31, 2012
      Filed February 21, 2013
      File No. 1-32504

Dear Mr. Riordin:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Karl Hiller

         Karl Hiller
         Branch Chief